QuickLinks -- Click here to rapidly navigate through this document

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

For the Month of June, 2005

The Toronto-Dominion Bank
(Translation of registrant's name into English)

c/o General Counsel's Office
P.O. Box 1, Toronto Dominion Centre,
Toronto, Ontario, M5K 1A2
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F	☐	Form 40-F	☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	☐	No	☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

THE TORONTO-DOMINION BANK
Date: June 1, 2005
	By:	/s/ RASHA EL SISSI
	Name:	Rasha El Sissi
	Title:	Associate Vice President, Legal

TD Bank Financial Group and Ameritrade Holding Corporation In Discussions

TORONTO (May 31, 2005) — TD Bank Financial Group (TDBFG) and Ameritrade Holding Corporation (NASDAQ:AMTD) today confirmed that they are in discussions regarding a potential transaction involving TD Waterhouse USA. The companies will make no further comment until an agreement is reached. There are no assurances that discussions between the companies will result in any transaction or on what terms a transaction may take place.

About TD Bank Financial Group

Marking 150 years of service to Canadians in 2005, The Toronto-Dominion Bank and its subsidiaries are collectively known as TD Bank Financial Group. TD Bank Financial Group serves more than 14 million customers in four key businesses operating in a number of locations in key financial centres around the globe: Canadian Personal and Commercial Banking including TD Canada Trust; Wealth Management including the global operations of TD Waterhouse; Wholesale Banking, including TD Securities; and U.S. Personal and Commercial Banking through TD Banknorth. TD Bank Financial Group also ranks among the world's leading on-line financial services firms, with more than 4.5 million on-line customers. TD Bank Financial Group had CDN$359 billion in assets, as of April 30, 2005. The Toronto-Dominion Bank trades on the Toronto and New York Stock Exchanges under the symbol "TD".

About TD Waterhouse USA

TD Waterhouse Group, Inc., provides investors and financial advisors with a broad range of brokerage, mutual fund, banking, and other consumer financial products. Worldwide, TD Waterhouse currently has 3.2 million active customer accounts. TD Waterhouse is a wholly-owned subsidiary of The Toronto-Dominion Bank (NYSE/TSX: TD) and part of TD Bank Financial Group. Headquartered in Toronto, Canada, with offices around the world, TD Bank Financial Group offers a full range of financial products and services to approximately 13 million customers worldwide. In the U.S., brokerage services are provided through TD Waterhouse Investor Services, Inc., Member NYSE/SIPC.

About Ameritrade Holding Corporation

For 30 years, Ameritrade Holding Corporation has provided investment services to self-directed individuals through its brokerage subsidiaries. Ameritrade develops and provides innovative products and services tailored to meet the varying investing and portfolio management needs of individual investors and institutional distribution partners. A brokerage industry leader, Ameritrade, Inc.,a subsidiary of Ameritrade Holding Corporation, recently received a four-star rating in the Barron's 2005 Review of Online Brokers for its Apex active trader program. For more information, please visit www.amtd.com.

For more information contact:
Neil Parmenter, External Communications, TD Bank Financial Group 416-308-0836
Donna Kush, Corporate Communications, Ameritrade 402-827-8931
dkush@ameritrade.com
Dave Pleiss, Investor Relations, Ameritrade 402-597-5658
dpleiss@ameritrade.com

QuickLinks

SIGNATURES
TD Bank Financial Group and Ameritrade Holding Corporation In Discussions